UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

SINOVAC BIOTECH LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P8696W104

(CUSIP Number)

Andrew Y. Yan

c/o SAIF Advisors Limited

Suite 2516-2520, Two Pacific Place

88 Queensway

Hong Kong

+852 2918-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8696W104	Page 2 of 6 Pages

1.	Names of Reporting Persons SAIF Partners IV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

10,780,820(1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

10,780,820(1)
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,780,820(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (see Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

15.03%(2)
14.	Type of Reporting Person (see Instructions)

PN

(1) Representing 10,780,820 Common Shares of the Issuer held by SAIF Partners IV L.P. before taking into account the issuance of the Exchange Shares (as defined in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”)). SAIF Partners IV L.P. would hold 21,561,640 shares of the Issuer, after taking into account the issuance of the Exchange Shares.

(2) The percentage of 15.03% is calculated based on 71,724,902 Common Shares of the Issuer outstanding as of March 31, 2023 according to the 2022 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 18.89% if calculated based on 21,561,640 shares of the Issuer that SAIF Partners IV L.P. would hold and 114,133,056 shares (including 99,502,243 Common Shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2023, taking into account the issuance of the Exchange Shares, according to the 2022 Annual Report.

CUSIP No. P8696W104	Page 3 of 6 Pages

1.	Names of Reporting Persons SAIF IV GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

10,780,820(1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

10,780,820(1)
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,780,820(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

15.03%(2)
14.	Type off Reporting Person (see Instructions)

PN

(1) Representing 10,780,820 Common Shares of the Issuer held by SAIF Partners IV L.P. before taking into account the issuance of the Exchange Shares. SAIF Partners IV L.P. would hold 21,561,640 shares of the Issuer, after taking into account the issuance of the Exchange Shares.

(2) The percentage of 15.03% is calculated based on 71,724,902 Common Shares of the Issuer outstanding as of March 31, 2023 according to the 2022 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 18.89% if calculated based on 21,561,640 shares of the Issuer that SAIF Partners IV L.P. would hold and 114,133,056 shares (including 99,502,243 common shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2023, taking into account the issuance of the Exchange Shares, according to the 2022 Annual Report.

CUSIP No. P8696W104	Page 4 of 6 Pages

1.	Names of Reporting Persons SAIF IV GP Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

10,780,820(1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

10,780,820(1)
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,780,820(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

15.03%(2)
14.	Type off Reporting Person (see Instructions)

CO

(1) Representing 10,780,820 Common Shares of the Issuer held by SAIF Partners IV L.P. before taking into account the issuance of the Exchange Shares. SAIF Partners IV L.P. would hold 21,561,640 shares of the Issuer, after taking into account the issuance of the Exchange Shares.

(2) The percentage of 15.03% is calculated based on 71,724,902 Common Shares outstanding of the Issuer as of March 31, 2023 according to the 2022 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 18.89% if calculated based on 21,561,640 shares of the Issuer that SAIF Partners IV L.P. would hold and 114,133,056 shares (including 99,502,243 common shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2023, taking into account the issuance of the Exchange Shares, according to the 2022 Annual Report.

CUSIP No. P8696W104	Page 5 of 6 Pages

This Amendment No.12 to Schedule 13D is being filed on behalf of each of SAIF Partners IV L.P., SAIF IV GP, L.P., and SAIF IV GP Capital Ltd. (each, a “Reporting Person,” and collectively, the “Reporting Persons”), to amend the Schedule 13D relating to the common shares, par value $0.001 per share (the “Common Shares”), of Sinovac Biotech Ltd. (the “Issuer”), filed by the Reporting Persons on May 31, 2011, as amended by Amendment No.1 to Schedule 13D filed on August 23, 2011, Amendment No.2 to Schedule 13D filed on September 30, 2011, Amendment No.3 to Schedule 13D filed on November 29, 2011, Amendment No.4 to Schedule 13D filed on December 30, 2011, Amendment No.5 to Schedule 13D filed on February 2, 2016, Amendment No. 6 to Schedule 13D filed on June 26, 2017, Amendment No. 7 to Schedule 13D filed on December 12, 2022, Amendment No. 8 to Schedule 13D filed on March 15, 2023, Amendment No. 9 to Schedule 13D filed on May 25, 2023, Amendment No. 10 to Schedule 13D filed on September 15, 2023, and Amendment No. 11 to Schedule 13D filed on December 1, 2023 (the “Original Schedule 13D”). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented in previous amendments and herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On June 13, 2024, the Seller and the Buyer entered into an amendment No.5 to the Investment Agreement (the “Amendment No.5”) to extend the period of the Buyer’s right of first refusal period (“ROFR Period”), during which the Buyer has a right to elect to purchase all of the shares of the Issuer that the Seller would sell to any person (other than any of its affiliate or an existing limited partner) at the same price and subject to the same material terms and conditions proposed by such person under the Investment Agreement (as amended), to August 25, 2024. As a result of this extension of the ROFR Period, the period during which the Buyer may exercise the Put Option is also extended in the following manner: (i) if the Buyer and the Seller enter into a share purchase agreement with respect to any shares of the Issuer by August 25, 2024, the Seller may exercise the Put Option prior to the closing of the sales under such share purchase agreement to sell the Put Option Shares to the Buyer; and (ii) if no such share purchase agreement is executed by August 25, 2024, the Seller may exercise the Put Option within 15 business days immediately after August 25, 2024 to sell the Put Option Shares to the Buyer.

References to each of the Investment Agreement and the Amendment No.5 in this Statement are qualified in their entirety by reference to the Investment Agreement and the Amendment No.5, which are attached hereto as exhibits or incorporated herein by reference as if set forth in their entirety herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01	Joint Filing Agreement by and among SAIF Partners IV L.P., SAIF IV GP L.P. and SAIF IV GP Capital Ltd., dated as of June 27, 2017.
Exhibit 7.02	Investment Agreement dated November 1, 2022 between SAIF Partner IV L.P. and YZ Healthcare L.P.
Exhibit 7.03	Amendment No.1 to Investment Agreement dated March 15, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.
Exhibit 7.04	Amendment No.2 to Investment Agreement dated May 25, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.
Exhibit 7.05	Amendment No.3 to Investment Agreement dated September 15, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.
Exhibit 7.06	Amendment No.4 to Investment Agreement dated December 1, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.
Exhibit 7.07	Amendment No.5 to Investment Agreement dated June 13, 2024 between SAIF Partner IV L.P. and YZ Healthcare L.P.

CUSIP No. P8696W104	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2024

SAIF Partners IV L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd.